FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, February 23, 2005 Home Equity Pass-Through Certificates, Series 2005-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-120966
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05045593

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.



By: ______________________
Name: PETER J. SACK
Title: VICE PRESIDENT

Dated: February 23, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [01/21/05]

HEMT Series 2005-1
[$610,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based on or will be subject to the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[610,000,200] (Approximate)

Home Equity Mortgage Pass-Through Certificates, Series 2005-1

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[433,100,000]	Senior/Adj	LIBOR+[]%	1.1	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
A-RL (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR
M-1	[32,330,000]	Mezzanine/Adj	LIBOR + []%	2.8	AA+/Aa1
M-2	[29,900,000]	Mezzanine/Adj	LIBOR + []%	5.0	AA/Aa2
M-3	[19,200,000]	Mezzanine/Adj	LIBOR + []%	5.2	AA-/Aa3
M-4	[20,130,000]	Mezzanine/Fixed	[]%	4.7	A+/A1
M-5	[13,420,000]	Mezzanine/Fixed	[]%	4.4	A/A2
M-6	[12,510,000]	Mezzanine/Fixed	[]%	4.3	A-/A3
M-7	[11,590,000]	Mezzanine/Fixed	[]%	4.2	BBB+/Baa1
M-8	[10,980,000]	Mezzanine/Fixed	[]%	4.1	BBB/Baa2
M-9	[9,450,000]	Mezzanine/Fixed	[]%	4.0	BBB-/Baa3
B-1 (5)	[8,850,000]	Subordinate/Fixed	[]%	4.0	BB+/Ba1
B-2 (5)	[8,540,000]	Subordinate/Fixed	[]%	3.9	BB/Ba2
Total	[610,000,200]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
X-S	[0]	Excess Servicing	Variable	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	AAA/NR

(1) The collateral ramp assumes 15% CPR increasing by approximately [1.818%] to 35% CPR in month 12 and remains at 35% CPR thereafter. *Bonds are priced to call. Initial class balances will be +/- 5% of that indicated.*
(2) Coupons on the offered Certificates will be subject to a Net Funds Cap as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.
(5) These classes of Offered Certificates may only be purchased privately by "qualified institutional buyers" as defined in Rule 144A of the Securities Act of 1933, as amended or a limited number of institutional investors in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC.
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation.
Servicer:	Wilshire Credit Corporation.
Cut-off Date:	February 1, 2005 for the initial mortgage loans.
Deal Settlement:	On or about February 24, 2005.
Investor Settlement:	On or about February 25, 2005.
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in March 2005.
Accrual Periods:	With regard to the Offered Certificates other than the Class A-1, Class M-1, Class M-2 and Class M-3 Certificates, the calendar month preceding the month of that Distribution Date. For the Class A-1, Class M-1, Class M-2 and Class M-3 Certificates, the period commencing on the immediately preceding Distribution Date (in the case of the first Distribution Date, the closing date) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	24 days with respect to the Offered Certificates other than the Class A-1, Class M-1, Class M-2 and Class M-3 Certificates, and 0 days with respect to the Class A-1, Class M-1, Class M-2 and Class M-3 Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at 15% CPR in month 1, increasing by approximately [1.818%] CPR per month to 35% CPR in month 12, and remaining at 35% CPR thereafter.
Prefunding Amount:	It is anticipated that the Prefunding Amount will equal 5%-15% of the initial principal amount of the certificates.
Capitalized Interest Account	[TBD].
Offered Certificates:	The Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates. The Class B-1 Certificates and Class B-2 Certificates may only be purchased privately by "qualified institutional buyers" as defined in Rule 144A of the Securities Act of 1933, as amended or a limited number of institutional investors in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.

Optional Termination:	10% optional clean-up call and 5% mandatory auction, as described in the Prospectus Supplement.
Maximum Pool Balance:	The aggregate of the initial principal balance of the mortgage loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through margin will be increased by (i) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1 Certificates; and (ii) the lesser of (x) 50 basis points and (y) half the initial pass-through margin with respect to the Class M-1, Class M-2 and Class M-3 Certificates. If the optional clean-up call is not exercised, the pass-through rate on the Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will increase by 50 basis points.
Net Funds Cap:	For any Distribution Date, will be the annual rate equal to a fraction, expressed as a percentage, (a) the numerator of which is (i) the amount of interest which accrued on the mortgage loans, minus (ii) the sum of (i) the servicing fee, (ii) the trustee fee amount and (iii) the credit risk manager fee and (b) the denominator of which is the product of (i) the aggregate collateral balance for the immediately preceding Distribution Date (or as of the cut-off date for the first distribution date) and (ii) (x) in the case of the Class A-1, the Class M-1, the Class M-2 and the Class M-3 Certificates, the actual number of days in the immediately preceding interest accrual period divided by 360 and (y) in the case of the other Offered Certificates, 1/12.
Principal and Interest Advancing:	The servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the related mortgage loans to the extent deemed recoverable (as described further in the Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to the immediately preceding Distribution Date and any unpaid Interest Carry Forward Amount from the immediately preceding Distribution Date over (y) the amount actually distributed to such Class with respect to interest on such immediately preceding distribution date, and (ii) interest on such excess at the Pass-Through Rate for such Class.
Interest Remittance Amount:	For any Distribution Date, will equal the sum of (i) all interest collected (other than Payaheads, if applicable) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the Expense Fee with respect to such mortgage loans and (y) unreimbursed Advances and other amounts due to the servicer or the trustee with respect to such mortgage loans, to the extent allocable to interest, (ii) all Compensating Interest paid by the servicer with respect to such mortgage loans and the related distribution date, (iii) the portion of any Substitution Amount or purchase price paid with respect to such mortgage loans during the calendar month immediately preceding that distribution date allocable to interest, (iv) all Net Liquidation Proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and expenses, to the extent allocable to interest, and unpaid servicing fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest.
Principal Remittance Amount:	For any Distribution Date will be equal to the sum of (i) all principal collected (other than Payaheads) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period (less unreimbursed Advances, servicing advances and other amounts due to the servicer and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period, (ii) all principal prepayments on the mortgage loans received during the related Prepayment Period, (iii) the outstanding principal balance of each mortgage loan repurchased during the calendar month immediately preceding that Distribution Date, (iv) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that Distribution Date allocable to principal, (v) all net liquidation proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and other expenses, to the extent allocable to principal) collected during the related Collection Period, to the extent allocable to principal, (vi) regarding the May 2005 Distribution Date, the amount remaining in the Prefunding Account at the end of the Prefunding Period.

Excess Cashflow Loss Payment

An amount equal to the lesser of (i) excess cashflow for such distribution date and (ii) the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount.

Overcollateralization Release Amount

For any distribution date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (i) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount and Excess Cashflow Loss Payment for such date is applied on such date in reduction of the aggregate of the Class Principal Balances of the certificates (to an amount not less than zero), exceeds (ii) the Targeted Overcollateralization Amount for such date.

Principal Payment Amount:

For any distribution date will be equal to the Principal Remittance Amount plus any Excess Cashflow Loss Payment for such date, minus the Overcollateralization Release Amount, if any, for such date.

Credit Enhancement:

1. Excess cashflow.
2. Overcollateralization.
3. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A-1	[29.00]%	[33.25]%	[66.50]%
M-1	[23.70]%	[27.95]%	[55.90]%
M-2	[18.80]%	[23.05]%	[46.10]%
M-3	[15.65]%	[19.90]%	[39.80]%
M-4	[12.35]%	[16.60]%	[33.20]%
M-5	[10.15]%	[14.40]%	[28.80]%
M-6	[8.10]%	[12.35]%	[24.70]%
M-7	[6.20]%	[10.45]%	[20.90]%
M-8	[4.40]%	[8.65]%	[17.30]%
M-9	[2.85]%	[7.10]%	[14.20]%
B-1	[1.40]%	[5.65]%	[11.30]%
B-2	[0.00]%	[4.25]%	[8.50]%

* Prior to stepdown date, based on Maximum Pool Balance.

** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [4.25]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [8.50]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.

Senior Enhancement Percentage:

With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date:

The later to occur of (i) the Distribution Date in March 2008 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [66.50]%.

Trigger Event:

A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [ ] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
March 2005 – February 2008	N/A
March 2008 – February 2009	[ ]
March 2009 – February 2010	[ ]
March 2010 – February 2011	[ ]
March 2011 – February 2012	[ ]
March 2012 and thereafter	[ ]

Registration:

The Offered Certificates, other than the Class B-1, Class B-2, Class A-R and Class A-RL Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR:

Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. to the Class X-S Certificates, the aggregate excess servicing fee for such Distribution Date;
2. Concurrently to the Class A-1, Class A-R, Class A-RL and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, pro rata;
3. to the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. to the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. to the Class M-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;

6. to the Class M-4 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. to the Class M-5 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. to the Class M-6 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. to the Class M-7 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
10. to the Class M-8 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
11. to the Class M-9 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
12. to the Class B-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
13. to the Class B-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
14. For application as part of Monthly Excess Cashflow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:
   1. On the distribution date in May 2010 or thereafter, to the Class P Certificates until the Class Principal Balances of such class have been reduced to zero.
   2. First to the Class A-R Certificates and the Class A-RL Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balances, until the Class Principal Balance thereof has been reduced to zero, and then to the Class A-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
   3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
   4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
   5. to the Class M-3 Certificates until the Class Principal Balance of such class has been reduced to zero;
   6. to the Class M-4 Certificates until the Class Principal Balance of such class has been reduced to zero;
   7. to the Class M-5 Certificates until the Class Principal Balance of such class has been reduced to zero;
   8. to the Class M-6 Certificates until the Class Principal Balance of such class has been reduced to zero;
   9. to the Class M-7 Certificates until the Class Principal Balance of such class has been reduced to zero;
   10. to the Class M-8 Certificates until the Class Principal Balance of such class has been reduced to zero;
   11. to the Class M-9 Certificates until the Class Principal Balance of such class has been reduced to zero;
   12. to the Class B-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
   13. to the Class B-2 Certificates until the Class Principal Balance of such class has been reduced to zero; and
   14. For application as part of Monthly Excess Cashflow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:
   1. Commencing on the distribution date in May 2010 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
   2. to the Class A-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class A-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
   3. to the Class M-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
   4. to the Class M-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
   5. to the Class M-3 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-3 Certificates, until the Class Principal Balance of such class has been reduced to zero;
   6. to the Class M-4 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-4 Certificates, until the Class Principal Balance of such class has been reduced to zero;

7. to the Class M-5 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-5 Certificates, until the Class Principal Balance of such class has been reduced to zero;
8. to the Class M-6 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-6 Certificates, until the Class Principal Balance of such class has been reduced to zero;
9. to the Class M-7 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-7 Certificates, until the Class Principal Balance of such class has been reduced to zero;
10. to the Class M-8 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-8 Certificates, until the Class Principal Balance of such class has been reduced to zero;
11. to the Class M-9 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-9 Certificates, until the Class Principal Balance of such class has been reduced to zero;
12. to the Class B-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
13. to the Class B-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
14. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. An amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount and distributed as set forth above in II and III.
2. For the first Distribution Date, 100% of the Monthly Excess Cashflow available under this clause 2 will be released to the Class X-1 Certificates.
3. a) Prior to the Stepdown Date or if a Trigger is in effect, until the required overcollateralization amount is reached, according to clause II above; or
b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
4. to the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. to the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. to the Class M-3 Certificates, any unpaid realized loss amounts for such Class;
7. to the Class M-4 Certificates, any unpaid realized loss amounts for such Class;
8. to the Class M-5 Certificates, any unpaid realized loss amounts for such Class;
9. to the Class M-6 Certificates, any unpaid realized loss amounts for such Class;
10. to the Class M-7 Certificates, any unpaid realized loss amounts for such Class;
11. to the Class M-8 Certificates, any unpaid realized loss amounts for such Class;
12. to the Class M-9 Certificates, any unpaid realized loss amounts for such Class;
13. to the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
14. to the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
15. to the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
16. to the Class A-R Certificates and Class A-RL Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates and the Class A-RL Certificates under this clause (16).

Bond Summary

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	2.88	1.77	1.08	0.84	0.68	0.48
First Pay (Months)	Mar-05	Mar-05	Mar-05	Mar-05	Mar-05	Mar-05
Last Pay (Months)	Mar-16	Jun-12	Sep-07	Feb-07	Sep-06	Feb-06

M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.32	5.58	2.78	2.12	1.67	1.11
First Pay (Months)	Aug-08	Jun-09	Sep-07	Feb-07	Sep-06	Feb-06
Last Pay (Months)	Mar-16	Jun-12	Feb-08	May-07	Nov-06	Apr-06

M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.32	5.23	5.00	2.43	1.91	1.25
First Pay (Months)	Aug-08	Dec-08	Feb-08	May-07	Nov-06	Apr-06
Last Pay (Months)	Mar-16	Jun-12	Jun-10	Sep-07	Mar-07	Jun-06

M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.32	5.10	5.22	2.73	2.14	1.38
First Pay (Months)	Aug-08	Oct-08	Dec-09	Sep-07	Mar-07	Jun-06
Last Pay (Months)	Mar-16	Jun-12	Jun-10	Dec-07	May-07	Jul-06

M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.32	5.04	4.72	3.34	2.36	1.52
First Pay (Months)	Aug-08	Aug-08	May-09	Dec-07	May-07	Jul-06
Last Pay (Months)	Mar-16	Jun-12	Jun-10	Feb-09	Aug-07	Sep-06

M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.32	5.00	4.43	4.00	2.57	1.64
First Pay (Months)	Aug-08	Jul-08	Feb-09	Feb-09	Aug-07	Sep-06
Last Pay (Months)	Mar-16	Jun-12	Jun-10	Feb-09	Oct-07	Oct-06

M-6	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.32	4.97	4.27	4.00	2.76	1.78
First Pay (Months)	Aug-08	Jun-08	Nov-08	Feb-09	Oct-07	Oct-06
Last Pay (Months)	Mar-16	Jun-12	Jun-10	Feb-09	Dec-07	Dec-06

M-7	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.32	4.96	4.16	4.00	3.00	1.90
First Pay (Months)	Aug-08	May-08	Sep-08	Feb-09	Dec-07	Dec-06
Last Pay (Months)	Mar-16	Jun-12	Jun-10	Feb-09	Apr-08	Feb-07

M-8	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.32	4.94	4.08	3.97	3.17	2.00
First Pay (Months)	Aug-08	May-08	Aug-08	Dec-08	Apr-08	Feb-07
Last Pay (Months)	Mar-16	Jun-12	Jun-10	Feb-09	Apr-08	Feb-07

M-9	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.32	4.93	4.02	3.80	3.17	2.00
First Pay (Months)	Aug-08	Apr-08	Jul-08	Oct-08	Apr-08	Feb-07
Last Pay (Months)	Mar-16	Jun-12	Jun-10	Feb-09	Apr-08	Feb-07

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.03	1.90	1.08	0.84	0.68	0.48
First Pay (Months)	Mar-05	Mar-05	Mar-05	Mar-05	Mar-05	Mar-05
Last Pay (Months)	Apr-25	Sep-19	Sep-07	Feb-07	Sep-06	Feb-06

M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.91	6.14	2.78	2.12	1.67	1.11
First Pay (Months)	Aug-08	Jun-09	Sep-07	Feb-07	Sep-06	Feb-06
Last Pay (Months)	Nov-23	Sep-19	Feb-08	May-07	Nov-06	Apr-06

M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.90	5.78	7.18	2.43	1.91	1.25
First Pay (Months)	Aug-08	Dec-08	Feb-08	May-07	Nov-06	Apr-06
Last Pay (Months)	Apr-23	Sep-19	Jan-17	Sep-07	Mar-07	Jun-06

M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.89	5.64	5.70	2.73	2.14	1.38
First Pay (Months)	Aug-08	Oct-08	Dec-09	Sep-07	Mar-07	Jun-06
Last Pay (Months)	Jul-22	Feb-19	May-15	Dec-07	May-07	Jul-06

M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.87	5.56	5.10	4.75	2.36	1.52
First Pay (Months)	Aug-08	Aug-08	May-09	Dec-07	May-07	Jul-06
Last Pay (Months)	Dec-21	Sep-18	Jan-15	Mar-14	Aug-07	Sep-06

M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.85	5.51	4.80	6.00	2.57	1.64
First Pay (Months)	Aug-08	Jul-08	Feb-09	May-10	Aug-07	Sep-06
Last Pay (Months)	Mar-21	Mar-18	Aug-14	May-12	Oct-07	Oct-06

M-6	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.83	5.47	4.63	5.03	2.76	1.78
First Pay (Months)	Aug-08	Jun-08	Nov-08	Sep-09	Oct-07	Oct-06
Last Pay (Months)	Aug-20	Oct-17	Apr-14	Feb-12	Dec-07	Dec-06

M-7	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.81	5.43	4.50	4.55	3.76	1.90
First Pay (Months)	Aug-08	May-08	Sep-08	Apr-09	Dec-07	Dec-06
Last Pay (Months)	Dec-19	Apr-17	Dec-13	Nov-11	Mar-12	Feb-07

M-8	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.80	5.39	4.40	4.25	5.46	2.05
First Pay (Months)	Aug-08	May-08	Aug-08	Dec-08	Dec-09	Feb-07
Last Pay (Months)	Sep-19	Oct-16	Aug-13	Jul-11	Jun-11	Apr-07

M-9	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.80	5.35	4.32	4.04	4.54	2.21
First Pay (Months)	Aug-08	Apr-08	Jul-08	Oct-08	May-09	Apr-07
Last Pay (Months)	Sep-19	Mar-16	Mar-13	Apr-11	Dec-09	May-07

Net Funds Cap (Assumes no losses, 100% PPC and business day convention ignored, Acutal/360 day count convention)

Period	Net Funds Cap	Period	Net Funds Cap	Period	Net Funds Cap
1	10.60%	41	9.90%	81	9.58%
2	9.58%	42	9.58%	82	9.90%
3	9.90%	43	9.58%	83	9.58%
4	9.58%	44	9.90%	84	9.58%
5	9.90%	45	9.58%	85	10.24%
6	9.58%	46	9.90%	86	9.58%
7	9.58%	47	9.58%	87	9.90%
8	9.90%	48	9.58%	88	9.58%
9	9.58%	49	10.61%	89	9.90%
10	9.90%	50	9.58%	90	9.58%
11	9.58%	51	9.90%	91	9.58%
12	9.58%	52	9.58%	92	9.90%
13	10.60%	53	9.90%	93	9.58%
14	9.58%	54	9.58%	94	9.90%
15	9.90%	55	9.58%	95	9.58%
16	9.58%	56	9.90%	96	9.58%
17	9.90%	57	9.58%	97	10.61%
18	9.58%	58	9.90%	98	9.58%
19	9.58%	59	9.58%	99	9.90%
20	9.90%	60	9.58%	100	9.59%
21	9.58%	61	10.61%	101	9.90%
22	9.90%	62	9.58%	102	9.59%
23	9.58%	63	9.90%	103	9.59%
24	9.58%	64	9.58%	104	9.91%
25	10.61%	65	9.90%	105	9.59%
26	9.58%	66	9.58%	106	9.91%
27	9.90%	67	9.58%	107	9.59%
28	9.58%	68	9.90%	108	9.59%
29	9.90%	69	9.58%	109	10.61%
30	9.58%	70	9.90%	110	9.59%
31	9.58%	71	9.58%	111	9.91%
32	9.90%	72	9.58%	112	9.59%
33	9.58%	73	10.61%	113	9.91%
34	9.90%	74	9.58%	114	9.59%
35	9.58%	75	9.90%	115	9.59%
36	9.58%	76	9.58%	116	9.91%
37	10.24%	77	9.90%	117	9.59%
38	9.58%	78	9.58%	118	9.91%
39	9.90%	79	9.58%	119	9.59%
40	9.58%	80	9.90%	120	9.59%

Excess Spread (Assumes no losses, LIBOR as shown below, 100% PPC and business day convention ignored)

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	2.500000%	6.808%	41	4.364037%	4.884%	81	5.297542%	4.220%
2	2.528019%	6.538%	42	4.414359%	4.861%	82	5.028000%	4.530%
3	2.753807%	6.427%	43	4.338952%	4.908%	83	5.046226%	4.431%
4	2.897739%	6.224%	44	4.521189%	4.918%	84	5.253342%	4.331%
5	2.875213%	6.328%	45	4.537840%	4.865%	85	4.888326%	4.813%
6	3.231941%	5.952%	46	4.420545%	4.982%	86	5.097225%	4.490%
7	3.127384%	6.040%	47	4.439137%	4.920%	87	5.547545%	4.368%
8	3.361484%	5.950%	48	4.501415%	4.900%	88	4.982303%	4.627%
9	3.889361%	5.452%	49	4.437042%	5.139%	89	5.143225%	4.680%
10	3.405237%	5.924%	50	4.505807%	4.906%	90	5.203433%	4.561%
11	3.735823%	5.592%	51	4.794360%	4.855%	91	5.118745%	4.652%
12	3.507404%	5.771%	52	4.553415%	4.891%	92	5.178053%	4.773%
13	3.734116%	5.877%	53	4.577839%	4.964%	93	5.479453%	4.507%
14	3.833980%	5.517%	54	4.776586%	4.780%	94	5.193678%	4.844%
15	4.078238%	5.437%	55	4.442817%	4.959%	95	5.201560%	4.764%
16	3.873143%	5.474%	56	4.640981%	4.946%	96	5.254299%	4.775%
17	3.883524%	5.550%	57	4.928550%	4.686%	97	5.160127%	5.234%
18	3.925930%	5.423%	58	4.676820%	4.934%	98	5.211754%	4.892%
19	3.853601%	5.462%	59	4.694803%	4.822%	99	5.509604%	4.875%
20	3.895204%	5.512%	60	4.889723%	4.702%	100	5.215218%	4.978%
21	4.250514%	5.199%	61	4.542598%	5.221%	101	5.369041%	5.051%
22	3.791323%	5.550%	62	4.736426%	4.799%	102	5.122326%	5.131%
23	3.924605%	5.382%	63	5.021981%	4.733%	103	5.176892%	5.147%
24	3.985249%	5.338%	64	4.760526%	4.786%	104	5.231338%	5.284%
25	3.938458%	5.583%	65	4.774709%	4.581%	105	5.535035%	5.030%
26	4.019076%	5.302%	66	4.970116%	4.350%	106	5.240523%	5.388%
27	4.300876%	5.227%	67	4.616532%	4.572%	107	5.248277%	5.321%
28	4.100394%	5.244%	68	4.813865%	4.562%	108	5.303955%	5.344%
29	4.139773%	5.287%	69	5.104664%	4.271%	109	5.211867%	5.817%
30	4.215304%	5.177%	70	4.840326%	4.549%	110	5.270546%	5.486%
31	4.167592%	5.191%	71	4.856056%	4.429%	111	5.580832%	5.483%
32	4.238938%	5.221%	72	5.055848%	4.305%	112	5.287122%	5.606%
33	4.513501%	5.058%	73	4.698875%	4.852%	113	5.450703%	5.697%
34	4.289009%	5.204%	74	4.900965%	4.401%	114	5.206079%	5.797%
35	4.435725%	5.106%	75	5.197645%	4.335%	115	5.268730%	5.832%
36	4.240323%	5.175%	76	4.931086%	4.383%	116	5.331341%	5.991%
37	4.293697%	5.252%	77	4.948355%	4.486%	117	5.647952%	5.752%
38	4.342795%	4.974%	78	5.151962%	4.243%	118	5.355182%	6.138%
39	4.603071%	4.760%	79	4.790855%	4.484%	119	5.370470%	6.093%
40	4.355163%	4.788%	80	4.996276%	4.496%	120	5.434634%	6.148%

Breakeven CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions. The table below is generated with the following assumptions: 100% PPC, Forward LIBOR as shown in the Excess Spread table above, 100% Loss Severity, Trigger event in effect for every distribution date, No stepdown, 6 month lag, and 100% servicer advance.

Class	Breakeven CDR	Collateral Cum Loss	WAL
M-1	18.9%	32.91%	5.48
M-2	15.6%	28.43%	6.20
M-3	13.5%	25.35%	7.00
M-4	11.5%	22.24%	7.27
M-5	10.2%	20.12%	8.04
M-6	9.1%	18.26%	8.61
M-7	8.0%	16.33%	8.70
M-8	7.1%	14.70%	9.41
M-9	6.2%	13.03%	9.40
B-1	5.5%	11.69%	9.77
B-2	4.9%	10.52%	9.48

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 2/1/05 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	13,180		
Total Outstanding Loan Balance	$607,917,547.97		
Average Loan Current Balance	$46,124.24	$780.24	$416,342.52
Weighted Average Combined LTV	97.00%	9.48%	100.00%
Weighted Average Coupon	10.42%	5.63%	17.50%
Weighted Average FICO (Non-Zero)	676		
Weighted Average Age (Months)	8		
% Prepayment Penalties	40.14%		
% Balloons	47.79%		
% Second Liens	99.98%		

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	2,747	$ 52,315,842.08	8.61	667	96.27	10.92	84.01
25,000.01 - 50,000.00	6,033	$ 215,365,645.25	35.43	668	97.82	10.57	94.01
50,000.01 - 75,000.00	2,759	$ 168,881,339.97	27.78	675	97.58	10.36	95.02
75,000.01 - 100,000.00	1,080	$ 93,590,903.10	15.40	682	97.60	10.25	96.13
100,000.01 - 125,000.00	302	$ 33,790,545.74	5.56	695	96.74	9.85	94.30
125,000.01 - 150,000.00	130	$ 17,960,721.14	2.95	699	94.33	10.27	92.90
150,000.01 - 175,000.00	49	$ 7,897,120.38	1.30	703	91.85	9.87	91.87
175,000.01 - 200,000.00	46	$ 8,786,979.43	1.45	717	88.43	9.61	97.73
200,000.01 - 225,000.00	13	$ 2,764,131.60	0.45	659	86.01	10.38	92.07
225,000.01 - 250,000.00	7	$ 1,684,319.92	0.28	665	89.70	12.36	100.00
275,000.01 - 300,000.00	2	$ 598,868.27	0.10	678	86.80	8.38	100.00
300,000.01 - 325,000.00	3	$ 962,827.69	0.16	732	93.03	10.16	100.00
325,000.01 - 350,000.00	2	$ 660,042.18	0.11	684	86.83	10.88	100.00
350,000.01 - 375,000.00	4	$ 1,461,521.30	0.24	668	67.35	11.08	100.00
375,000.01 - 400,000.00	2	$ 780,397.40	0.13	686	77.94	10.25	100.00
400,000.01 - 425,000.00	1	$ 416,342.52	0.07	687	90.00	9.00	100.00
Total:	**13,180**	**$ 607,917,547.97**	**100.00**	**676**	**97.00**	**10.42**	**93.82**

FICO	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Not Available	3	$ 127,347.56	0.02	-	97.94	11.53	100.00
501 - 525	7	$ 224,914.79	0.04	509	79.64	13.19	100.00
526 - 550	11	$ 411,616.04	0.07	535	73.59	12.43	100.00
551 - 575	39	$ 609,381.80	0.10	565	92.87	12.24	99.45
576 - 600	692	$ 25,232,703.58	4.15	591	98.52	10.86	99.90
601 - 625	1,612	$ 63,684,942.38	10.48	615	98.20	11.17	99.12
626 - 650	2,522	$ 110,256,216.79	18.14	638	97.51	11.08	98.60
651 - 675	2,694	$ 126,004,505.79	20.73	663	96.85	10.71	95.96
676 - 700	2,182	$ 107,030,045.32	17.61	688	96.87	10.18	92.86
701 - 725	1,506	$ 76,325,008.46	12.56	712	96.75	9.80	88.86
726 - 750	938	$ 48,076,319.11	7.91	737	96.50	9.51	88.19
751 - 775	626	$ 32,175,461.76	5.29	762	95.53	9.45	83.11
776 - 800	298	$ 15,770,414.56	2.59	786	95.54	9.26	83.12
801 - 825	49	$ 1,945,863.11	0.32	807	92.13	8.92	78.71
826 - 850	1	$ 42,806.92	0.01	834	100.00	9.00	100.00
Total:	**13,180**	**$ 607,917,547.97**	**100.00**	**676**	**97.00**	**10.42**	**93.82**

Original Term to Maturity	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 – 60	45	$ 137,083.86	0.02	608	90.45	12.46	75.45
61 - 120	91	$ 1,339,173.90	0.22	638	95.58	12.32	99.33
121 - 180	6,958	$ 320,454,221.55	52.71	686	95.96	10.15	89.52
181 - 240	2,152	$ 90,373,821.32	14.87	657	98.76	10.55	99.49
241 - 300	11	$ 446,058.60	0.07	641	86.67	12.06	100.00
301 - 360	3,923	$ 195,167,188.74	32.10	668	97.93	10.80	98.23
Total:	**13,180**	**$ 607,917,547.97**	**100.00**	**676**	**97.00**	**10.42**	**93.82**

Remaining Term to Maturity	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	47	$ 158,633.55	0.03	598	91.35	12.83	78.78
61 - 120	99	$ 1,534,475.47	0.25	641	94.49	12.30	99.42
121 - 180	6,950	$ 320,310,915.71	52.69	686	95.97	10.14	89.51
181 - 240	2,150	$ 90,300,275.90	14.85	657	98.76	10.55	99.49
241 - 300	11	$ 446,058.60	0.07	641	86.67	12.06	100.00
301 - 360	3,923	$ 195,167,188.74	32.10	668	97.93	10.80	98.23
Total:	***13,180***	***$ 607,917,547.97***	***100.00***	***676***	***97.00***	***10.42***	***93.82***

Original Amortization Term	Loans	Balance	Balance	FICO	Combined LTV	Coupon	Occupied
<= 60	45	$ 137,083.86	0.02	608	90.45	12.46	75.45
61 - 120	65	$ 692,728.61	0.11	617	92.88	12.38	98.71
121 - 180	1,061	$ 43,867,618.89	7.22	691	93.33	9.92	91.94
181 - 240	1,915	$ 77,776,730.61	12.79	655	98.77	10.53	99.45
241 - 300	11	$ 446,058.60	0.07	641	86.67	12.06	100.00
301 - 360	10,083	$ 484,997,327.40	79.78	678	97.07	10.44	93.08
Total:	**13,180**	**$ 607,917,547.97**	**100.00**	**676**	**97.00**	**10.42**	**93.82**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	844	$ 49,219,288.74	8.10	694	95.33	10.42	81.67
Condominium	1,115	$ 46,491,452.68	7.65	680	98.21	10.48	93.57
Co-op	1	$ 27,155.08	-	707	100.00	9.00	100.00
PUD	1,891	$ 90,902,973.78	14.95	686	96.63	10.32	88.67
Single Family Residence	9,329	$ 421,276,677.69	69.30	671	97.14	10.44	96.38
Total:	**13,180**	**$ 607,917,547.97**	**100.00**	**676**	**97.00**	**10.42**	**93.82**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	887	$ 30,201,095.71	4.97	713	90.77	10.90	-
Primary	12,111	$ 570,372,497.39	93.82	673	97.40	10.40	100.00
Secondary	182	$ 7,343,954.87	1.21	720	91.75	10.01	-
Total:	***13,180***	***$ 607,917,547.97***	***100.00***	***676***	***97.00***	***10.42***	***93.82***

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Debt Consolidation	17	$ 567,713.47	0.09	612	87.04	12.21	99.73
Home Improvement	12	$ 784,204.17	0.13	625	74.22	12.30	96.48
Purchase	10,382	$ 481,727,981.83	79.24	680	98.26	10.44	93.17
Refinance - Cashout	2,341	$ 108,514,553.35	17.85	660	92.01	10.43	96.30
Refinance - Rate Term	428	$ 16,323,095.15	2.69	666	94.46	9.80	96.27
Total:	**13,180**	**$ 607,917,547.97**	**100.00**	**676**	**97.00**	**10.42**	**93.82**

Combined LTV	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 10.00	1	$ 19,948.05	-	696	9.48	6.75	100.00
10.01 - 20.00	4	$ 46,709.20	0.01	645	17.06	10.49	100.00
20.01 - 30.00	2	$ 136,696.98	0.02	718	26.71	9.64	100.00
30.01 - 40.00	7	$ 701,759.96	0.12	671	34.68	10.63	100.00
40.01 - 50.00	17	$ 1,075,897.60	0.18	732	46.76	8.72	84.99
50.01 - 60.00	29	$ 1,810,690.25	0.30	675	57.44	10.01	97.26
60.01 - 70.00	51	$ 3,721,291.49	0.61	676	65.59	9.75	90.31
70.01 - 80.00	218	$ 14,753,510.40	2.43	676	77.73	9.43	83.98
80.01 - 90.00	1,593	$ 69,778,836.02	11.48	690	88.88	9.81	73.56
90.01 - 95.00	1,573	$ 66,922,920.97	11.01	694	94.66	10.32	78.64
95.01 - 100.00	9,685	$ 448,949,287.05	73.85	670	99.92	10.58	99.58
Total:	***13,180***	***$ 607,917,547.97***	***100.00***	***676***	***97.00***	***10.42***	***93.82***

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	3,051	$ 208,997,535.77	34.38	684	96.22	10.16	94.60
Florida	1,240	$ 47,663,221.85	7.84	661	97.89	10.61	94.39
Nevada	742	$ 35,303,928.96	5.81	695	96.58	10.16	83.08
New York	464	$ 28,966,038.07	4.76	683	94.52	10.05	93.22
Illinois	616	$ 25,420,150.63	4.18	673	98.63	11.22	96.70
Arizona	775	$ 24,512,035.14	4.03	671	97.71	10.70	86.96
Washington	529	$ 21,883,647.65	3.60	664	98.21	10.58	97.81
New Jersey	355	$ 18,955,788.09	3.12	687	93.73	10.12	90.66
Texas	633	$ 18,416,085.68	3.03	666	98.36	10.41	92.51
Maryland	359	$ 18,324,032.09	3.01	669	97.86	10.82	97.52
Colorado	431	$ 17,686,439.22	2.91	669	97.79	10.49	96.34
Georgia	492	$ 16,674,269.86	2.74	675	98.00	10.61	90.89
Virginia	289	$ 14,078,682.22	2.32	672	97.29	10.51	95.72
Massachusetts	233	$ 13,234,510.08	2.18	671	98.38	10.95	97.09
Oregon	331	$ 11,435,679.89	1.88	673	97.33	10.55	94.98
Other	2,640	$ 86,365,502.77	14.21	661	97.99	10.67	95.60
Total:	***13,180***	***$ 607,917,547.97***	***100.00***	***676***	***97.00***	***10.42***	***93.82***

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	5,708	$ 229,882,717.39	37.81	656	97.53	10.17	95.90
NINA	382	$ 20,344,445.61	3.35	705	90.58	11.24	90.82
Reduced	6,190	$ 311,714,769.00	51.28	687	97.45	10.56	93.12
Stated/Stated	900	$ 45,975,615.97	7.56	686	94.14	10.41	89.56
Total:	**13,180**	**$ 607,917,547.97**	**100.00**	**676**	**97.00**	**10.42**	**93.82**

Current Rate	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
5.501 - 6.000	5	$ 222,101.82	0.04	662	95.73	5.86	100.00
6.001 - 6.500	63	$ 3,152,599.18	0.52	742	85.47	6.46	90.80
6.501 - 7.000	162	$ 8,432,689.56	1.39	735	88.55	6.86	96.55
7.001 - 7.500	224	$ 11,679,674.54	1.92	725	92.82	7.37	97.47
7.501 - 8.000	353	$ 17,630,329.63	2.90	711	94.83	7.87	97.08
8.001 - 8.500	395	$ 20,979,403.11	3.45	711	94.62	8.37	94.20
8.501 - 9.000	853	$ 47,149,277.17	7.76	702	96.53	8.88	94.85
9.001 - 9.500	1,151	$ 55,267,480.77	9.09	692	96.87	9.36	95.09
9.501 - 10.000	1,599	$ 78,095,304.66	12.85	682	97.14	9.86	92.67
10.001 - 10.500	1,455	$ 69,801,899.75	11.48	668	97.12	10.35	92.53
10.501 - 11.000	2,178	$ 100,856,508.48	16.59	662	97.69	10.82	95.31
11.001 - 11.500	1,598	$ 72,399,441.83	11.91	665	98.49	11.27	96.81
11.501 - 12.000	1,160	$ 51,440,230.27	8.46	657	98.04	11.80	91.86
12.001 - 12.500	1,017	$ 41,750,861.88	6.87	654	97.74	12.36	86.33
12.501 - 13.000	299	$ 9,874,959.39	1.62	648	95.74	12.77	93.80
13.001 - 13.500	146	$ 4,239,995.57	0.70	651	96.44	13.34	94.27
13.501 - 14.000	193	$ 5,098,014.85	0.84	642	96.40	13.87	93.55
14.001 - 14.500	265	$ 8,519,250.32	1.40	655	98.06	14.47	91.54
14.501 - 15.000	48	$ 948,279.49	0.16	623	98.90	14.88	100.00
15.001 - 15.500	5	$ 132,057.86	0.02	635	100.00	15.28	100.00
15.501 - 16.000	9	$ 216,851.94	0.04	604	98.02	15.83	95.36
17.001 - 17.500	2	$ 30,335.90	-	612	99.60	17.38	100.00
Total:	**13,180**	**$ 607,917,547.97**	**100.00**	**676**	**97.00**	**10.42**	**93.82**

Interest Only	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
N	13,010	$ 593,074,823.40	97.56	675	96.98	10.47	93.68
Y	170	$ 14,842,724.57	2.44	715	97.71	8.46	99.65
Total:	**13,180**	**$ 607,917,547.97**	**100.00**	**676**	**97.00**	**10.42**	**93.82**

Prepay Penalty Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	8,287	$ 363,878,115.74	59.86	678	96.86	10.56	92.58
3	3	$ 87,449.15	0.01	663	90.83	9.99	83.37
6	266	$ 20,129,197.93	3.31	700	94.24	10.07	78.42
12	622	$ 43,386,351.67	7.14	693	96.43	9.66	93.36
24	1,977	$ 97,432,331.29	16.03	667	99.14	10.25	99.06
30	4	$ 32,850.64	0.01	609	96.47	13.41	100.00
36	1,831	$ 77,813,810.15	12.80	658	96.24	10.39	98.06
48	3	$ 80,503.68	0.01	621	95.77	13.53	64.59
60	187	$ 5,076,937.72	0.84	668	93.45	11.79	83.14
Total:	**13,180**	**$ 607,917,547.97**	**100.00**	**676**	**97.00**	**10.42**	**93.82**

DERIVED INFORMATION [01/24/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2005-1

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
Triggers	No Stepdown
Optional Redemption	To Maturity

AS CURVE			
Per	Value (CDR)	Per	Value (CDR)
1	0.1667	14	2.3333
2	0.3333	15	2.5000
3	0.5000	16	2.6667
4	0.6667	17	2.8333
5	0.8333	18	3.0000
6	1.0000	19	3.1667
7	1.1667	20	3.3333
8	1.3333	21	3.5000
9	1.5000	22	3.6667
10	1.6667	23	3.8333
11	1.8333	24	4.0000
12	2.0000	25	4.0000
13	2.1667	...	4.0000

The BreakEven AS Curve for a class is the maximum percentage of the AS Curve such that the class will NOT take a writedown at the corresponding scenario assumptions
(Percentage of the AS Curve increment in 1%)

Class	PPC	AS Curve Factor (%)	Libor	Collateral Cum Loss (%)
Class M-2	100%	664%	Fwd	173,061,672.61 (28.37%)
Class M-2	100%	577%	Fwd + 200	157,037,485.80 (25.74%)
Class M-3	100%	567%	Fwd	155,105,081.52 (25.43%)
Class M-3	100%	491%	Fwd + 200	139,750,952.42 (22.91%)

DERIVED INFORMATION [01/24/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2005-1

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	See Chart
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

			100% Severity		110% Severity	
Class	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)	Breakeven CDR	Collateral Cum Loss (%)
Class M-1	50	Spot	14.5	265,165,964.39 (43.47%)	14.5	265,165,964.39 (43.47%)
Class M-1	100	Spot	20.2	210,908,291.45 (34.58%)	20.2	210,908,291.45 (34.58%)
Class M-1	50	Fwd	12.6	242,406,877.03 (39.74%)	12.6	242,406,877.03 (39.74%)
Class M-1	100	Fwd	18.9	200,773,492.89 (32.91%)	18.9	200,773,492.89 (32.91%)
Class M-1	50	Fwd + 200	10.4	212,818,831.07 (34.89%)	10.4	212,818,831.07 (34.89%)
Class M-1	100	Fwd + 200	16.8	183,642,239.44 (30.11%)	16.8	183,642,239.44 (30.11%)
Class M-2	50	Spot	12.4	239,868,643.47 (39.32%)	12.4	239,868,643.47 (39.32%)
Class M-2	100	Spot	16.8	183,642,239.44 (30.11%)	16.8	183,642,239.44 (30.11%)
Class M-2	50	Fwd	10.7	217,079,840.81 (35.59%)	10.7	217,079,840.81 (35.59%)
Class M-2	100	Fwd	15.6	173,403,151.30 (28.43%)	15.6	173,403,151.30 (28.43%)
Class M-2	50	Fwd + 200	8.6	185,575,963.74 (30.42%)	8.6	185,575,963.74 (30.42%)
Class M-2	100	Fwd + 200	13.6	155,552,978.99 (25.50%)	13.6	155,552,978.99 (25.50%)
Class M-3	50	Spot	11.1	222,645,441.36 (36.50%)	11.1	222,645,441.36 (36.50%)
Class M-3	100	Spot	14.6	164,604,721.87 (26.98%)	14.6	164,604,721.87 (26.98%)
Class M-3	50	Fwd	9.6	201,076,815.75 (32.96%)	9.6	201,076,815.75 (32.96%)
Class M-3	100	Fwd	13.5	154,633,432.89 (25.35%)	13.5	154,633,432.89 (25.35%)
Class M-3	50	Fwd + 200	7.7	170,780,460.77 (28.00%)	7.7	170,780,460.77 (28.00%)
Class M-3	100	Fwd + 200	11.8	138,584,135.53 (22.72%)	11.8	138,584,135.53 (22.72%)
Class M-4	50	Spot	9.7	202,575,595.16 (33.21%)	9.7	202,575,595.16 (33.21%)
Class M-4	100	Spot	12.4	144,340,180.03 (23.66%)	12.4	144,340,180.03 (23.66%)
Class M-4	50	Fwd	8.5	183,972,789.97 (30.16%)	8.5	183,972,789.97 (30.16%)
Class M-4	100	Fwd	11.5	135,667,491.48 (22.24%)	11.5	135,667,491.48 (22.24%)
Class M-4	50	Fwd + 200	6.9	156,902,625.64 (25.72%)	6.9	156,902,625.64 (25.72%)
Class M-4	100	Fwd + 200	10.0	120,683,468.22 (19.78%)	10.0	120,683,468.22 (19.78%)
Class M-5	50	Spot	8.9	190,326,412.48 (31.20%)	8.9	190,326,412.48 (31.20%)
Class M-5	100	Spot	11.0	130,747,958.82 (21.43%)	11.0	130,747,958.82 (21.43%)
Class M-5	50	Fwd	7.8	172,466,010.24 (28.27%)	7.8	172,466,010.24 (28.27%)
Class M-5	100	Fwd	10.2	122,720,901.02 (20.12%)	10.2	122,720,901.02 (20.12%)
Class M-5	50	Fwd + 200	6.3	146,014,473.66 (23.94%)	6.3	146,014,473.66 (23.94%)
Class M-5	100	Fwd + 200	8.8	108,192,203.71 (17.74%)	8.8	108,192,203.71 (17.74%)
Class M-6	50	Spot	8.1	177,459,349.13 (29.09%)	8.1	177,459,349.13 (29.09%)
Class M-6	100	Spot	9.8	118,633,536.44 (19.45%)	9.8	118,633,536.44 (19.45%)
Class M-6	50	Fwd	7.1	160,439,012.87 (26.30%)	7.1	160,439,012.87 (26.30%)
Class M-6	100	Fwd	9.1	111,358,625.64 (18.26%)	9.1	111,358,625.64 (18.26%)
Class M-6	50	Fwd + 200	5.7	134,690,008.35 (22.08%)	5.7	134,690,008.35 (22.08%)
Class M-6	100	Fwd + 200	7.8	97,420,035.08 (15.97%)	7.8	97,420,035.08 (15.97%)
Class M-7	50	Spot	7.5	167,377,149.99 (27.44%)	7.5	167,377,149.99 (27.44%)
Class M-7	100	Spot	8.7	107,130,135.58 (17.56%)	8.7	107,130,135.58 (17.56%)
Class M-7	50	Fwd	6.6	151,511,637.39 (24.84%)	6.6	151,511,637.39 (24.84%)
Class M-7	100	Fwd	8.0	99,601,703.45 (16.33%)	8.0	99,601,703.45 (16.33%)
Class M-7	50	Fwd + 200	5.2	124,902,268.83 (20.48%)	5.2	124,902,268.83 (20.48%)
Class M-7	100	Fwd + 200	6.8	86,300,735.05 (14.15%)	6.8	86,300,735.05 (14.15%)
Class M-8	50	Spot	6.9	156,902,625.64 (25.72%)	6.9	156,902,625.64 (25.72%)
Class M-8	100	Spot	7.7	96,324,003.57 (15.79%)	7.7	96,324,003.57 (15.79%)
Class M-8	50	Fwd	6.0	140,408,254.76 (23.02%)	6.0	140,408,254.76 (23.02%)
Class M-8	100	Fwd	7.1	89,673,984.18 (14.70%)	7.1	89,673,984.18 (14.70%)
Class M-8	50	Fwd + 200	4.8	116,831,919.15 (19.15%)	4.8	116,831,919.15 (19.15%)
Class M-8	100	Fwd + 200	5.9	75,982,267.15 (12.46%)	5.9	75,982,267.15 (12.46%)
Class M-9	50	Spot	6.4	147,858,834.73 (24.24%)	6.4	147,858,834.73 (24.24%)
Class M-9	100	Spot	6.8	86,300,735.05 (14.15%)	6.8	86,300,735.05 (14.15%)
Class M-9	50	Fwd	5.6	132,758,503.71 (21.76%)	5.6	132,758,503.71 (21.76%)
Class M-9	100	Fwd	6.2	79,455,368.09 (13.03%)	6.2	79,455,368.09 (13.03%)
Class M-9	50	Fwd + 200	4.3	106,430,716.34 (17.45%)	4.3	106,430,716.34 (17.45%)
Class M-9	100	Fwd + 200	5.1	66,551,657.10 (10.91%)	5.1	66,551,657.10 (10.91%)
Class B-1	50	Spot	6.0	140,408,254.76 (23.02%)	6.0	140,408,254.76 (23.02%)
Class B-1	100	Spot	6.1	78,301,445.55 (12.84%)	6.1	78,301,445.55 (12.84%)
Class B-1	50	Fwd	5.2	124,902,268.83 (20.48%)	5.2	124,902,268.83 (20.48%)
Class B-1	100	Fwd	5.5	71,298,048.67 (11.69%)	5.5	71,298,048.67 (11.69%)
Class B-1	50	Fwd + 200	4.0	100,016,666.68 (16.40%)	4.0	100,016,666.68 (16.40%)
Class B-1	100	Fwd + 200	4.4	58,092,070.28 (9.52%)	4.4	58,092,070.28 (9.52%)
Class B-2	50	Spot	5.7	134,690,008.35 (22.08%)	5.7	134,690,008.35 (22.08%)
Class B-2	100	Spot	5.5	71,298,048.67 (11.69%)	5.5	71,298,048.67 (11.69%)
Class B-2	50	Fwd	4.9	118,870,009.55 (19.49%)	4.9	118,870,009.55 (19.49%)
Class B-2	100	Fwd	4.9	64,154,754.99 (10.52%)	4.9	64,154,754.99 (10.52%)
Class B-2	50	Fwd + 200	3.7	93,468,144.68 (15.32%)	3.7	93,468,144.68 (15.32%)
Class B-2	100	Fwd + 200	3.8	50,681,093.94 (8.31%)	3.8	50,681,093.94 (8.31%)

DERIVED INFORMATION [01/24/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2005-1

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	See Chart
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

			100% Severity	
Class	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)
Class M-7	50	Spot	7.5	167,377,149.99 (27.44%)
Class M-7	100	Spot	8.7	107,130,135.58 (17.56%)
Class M-7	50	Fwd	6.6	151,511,637.39 (24.84%)
Class M-7	100	Fwd	8.0	99,601,703.45 (16.33%)
Class M-7	50	Fwd + 200	5.2	124,902,268.83 (20.48%)
Class M-7	100	Fwd + 200	6.8	86,300,735.05 (14.15%)
Class M-9	50	Spot	6.4	147,658,834.73 (24.24%)
Class M-9	100	Spot	6.8	86,300,735.05 (14.15%)
Class M-9	50	Fwd	5.6	132,758,503.71 (21.76%)
Class M-9	100	Fwd	6.2	79,455,368.09 (13.03%)
Class M-9	50	Fwd + 200	4.3	106,430,716.34 (17.45%)
Class M-9	100	Fwd + 200	5.1	66,551,657.10 (10.91%)

DERIVED INFORMATION [01/24/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2005-1

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	See Chart
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

			100% Severity		110% Severity	
Class	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)	Breakeven CDR	Collateral Cum Loss (%)
Class M-1	50	Spot	14.5	265,165,964.39 (43.47%)	14.5	265,165,964.39 (43.47%)
Class M-1	100	Spot	20.2	210,908,291.45 (34.58%)	20.2	210,908,291.45 (34.58%)
Class M-1	50	Fwd	12.6	242,406,877.03 (39.74%)	12.6	242,406,877.03 (39.74%)
Class M-1	100	Fwd	18.9	200,773,492.89 (32.91%)	18.9	200,773,492.89 (32.91%)
Class M-1	50	Fwd + 200	10.4	212,818,831.07 (34.89%)	10.4	212,818,831.07 (34.89%)
Class M-1	100	Fwd + 200	16.8	183,642,239.44 (30.11%)	16.8	183,642,239.44 (30.11%)
Class M-2	50	Spot	12.4	239,868,643.47 (39.32%)	12.4	239,868,643.47 (39.32%)
Class M-2	100	Spot	16.8	183,642,239.44 (30.11%)	16.8	183,642,239.44 (30.11%)
Class M-2	50	Fwd	10.7	217,079,840.81 (35.59%)	10.7	217,079,840.81 (35.59%)
Class M-2	100	Fwd	15.6	173,403,151.30 (28.43%)	15.6	173,403,151.30 (28.43%)
Class M-2	50	Fwd + 200	8.6	185,575,963.74 (30.42%)	8.6	185,575,963.74 (30.42%)
Class M-2	100	Fwd + 200	13.6	155,552,978.99 (25.50%)	13.6	155,552,978.99 (25.50%)
Class M-3	50	Spot	11.1	222,645,441.36 (36.50%)	11.1	222,645,441.36 (36.50%)
Class M-3	100	Spot	14.6	164,604,721.87 (26.98%)	14.6	164,604,721.87 (26.98%)
Class M-3	50	Fwd	9.6	201,076,815.75 (32.96%)	9.6	201,076,815.75 (32.96%)
Class M-3	100	Fwd	13.5	154,633,432.89 (25.35%)	13.5	154,633,432.89 (25.35%)
Class M-3	50	Fwd + 200	7.7	170,780,460.77 (28.00%)	7.7	170,780,460.77 (28.00%)
Class M-3	100	Fwd + 200	11.8	138,584,135.53 (22.72%)	11.8	138,584,135.53 (22.72%)
Class M-4	50	Spot	9.7	202,575,595.16 (33.21%)	9.7	202,575,595.16 (33.21%)
Class M-4	100	Spot	12.4	144,340,180.03 (23.66%)	12.4	144,340,180.03 (23.66%)
Class M-4	50	Fwd	8.5	183,972,789.97 (30.16%)	8.5	183,972,789.97 (30.16%)
Class M-4	100	Fwd	11.5	135,667,491.48 (22.24%)	11.5	135,667,491.48 (22.24%)
Class M-4	50	Fwd + 200	6.9	156,902,625.64 (25.72%)	6.9	156,902,625.64 (25.72%)
Class M-4	100	Fwd + 200	10.0	120,683,468.22 (19.78%)	10.0	120,683,468.22 (19.78%)
Class M-5	50	Spot	8.9	190,326,412.48 (31.20%)	8.9	190,326,412.48 (31.20%)
Class M-5	100	Spot	11.0	130,747,958.82 (21.43%)	11.0	130,747,958.82 (21.43%)
Class M-5	50	Fwd	7.8	172,466,010.24 (28.27%)	7.8	172,466,010.24 (28.27%)
Class M-5	100	Fwd	10.2	122,720,901.02 (20.12%)	10.2	122,720,901.02 (20.12%)
Class M-5	50	Fwd + 200	6.3	146,014,473.66 (23.94%)	6.3	146,014,473.66 (23.94%)
Class M-5	100	Fwd + 200	8.8	108,192,203.71 (17.74%)	8.8	108,192,203.71 (17.74%)
Class M-6	50	Spot	8.1	177,459,349.13 (29.09%)	8.1	177,459,349.13 (29.09%)
Class M-6	100	Spot	9.8	118,633,536.44 (19.45%)	9.8	118,633,536.44 (19.45%)
Class M-6	50	Fwd	7.1	160,439,012.87 (26.30%)	7.1	160,439,012.87 (26.30%)
Class M-6	100	Fwd	9.1	111,358,625.64 (18.26%)	9.1	111,358,625.64 (18.26%)
Class M-6	50	Fwd + 200	5.7	134,690,008.35 (22.08%)	5.7	134,690,008.35 (22.08%)
Class M-6	100	Fwd + 200	7.8	97,420,035.08 (15.97%)	7.8	97,420,035.08 (15.97%)
Class M-7	50	Spot	7.5	167,377,149.99 (27.44%)	7.5	167,377,149.99 (27.44%)
Class M-7	100	Spot	8.7	107,130,135.58 (17.56%)	8.7	107,130,135.58 (17.56%)
Class M-7	50	Fwd	6.6	151,511,637.39 (24.84%)	6.6	151,511,637.39 (24.84%)
Class M-7	100	Fwd	8.0	99,601,703.45 (16.33%)	8.0	99,601,703.45 (16.33%)
Class M-7	50	Fwd + 200	5.2	124,902,268.83 (20.48%)	5.2	124,902,268.83 (20.48%)
Class M-7	100	Fwd + 200	6.8	86,300,735.05 (14.15%)	6.8	86,300,735.05 (14.15%)
Class M-8	50	Spot	6.9	156,902,625.64 (25.72%)	6.9	156,902,625.64 (25.72%)
Class M-8	100	Spot	7.7	96,324,003.57 (15.79%)	7.7	96,324,003.57 (15.79%)
Class M-8	50	Fwd	6.0	140,408,254.76 (23.02%)	6.0	140,408,254.76 (23.02%)
Class M-8	100	Fwd	7.1	89,673,984.18 (14.70%)	7.1	89,673,984.18 (14.70%)
Class M-8	50	Fwd + 200	4.8	116,831,919.15 (19.15%)	4.8	116,831,919.15 (19.15%)
Class M-8	100	Fwd + 200	5.9	75,982,267.15 (12.46%)	5.9	75,982,267.15 (12.46%)
Class M-9	50	Spot	6.4	147,858,834.73 (24.24%)	6.4	147,858,834.73 (24.24%)
Class M-9	100	Spot	6.8	86,300,735.05 (14.15%)	6.8	86,300,735.05 (14.15%)
Class M-9	50	Fwd	5.6	132,758,503.71 (21.76%)	5.6	132,758,503.71 (21.76%)
Class M-9	100	Fwd	6.2	79,455,368.09 (13.03%)	6.2	79,455,368.09 (13.03%)
Class M-9	50	Fwd + 200	4.3	106,430,716.34 (17.45%)	4.3	106,430,716.34 (17.45%)
Class M-9	100	Fwd + 200	5.1	66,551,657.10 (10.91%)	5.1	66,551,657.10 (10.91%)
Class B-1	50	Spot	6.0	140,408,254.76 (23.02%)	6.0	140,408,254.76 (23.02%)
Class B-1	100	Spot	6.1	78,301,445.55 (12.84%)	6.1	78,301,445.55 (12.84%)
Class B-1	50	Fwd	5.2	124,902,268.83 (20.48%)	5.2	124,902,268.83 (20.48%)
Class B-1	100	Fwd	5.5	71,298,048.67 (11.69%)	5.5	71,298,048.67 (11.69%)
Class B-1	50	Fwd + 200	4.0	100,016,666.68 (16.40%)	4.0	100,016,666.68 (16.40%)
Class B-1	100	Fwd + 200	4.4	58,092,070.28 (9.52%)	4.4	58,092,070.28 (9.52%)
Class B-2	50	Spot	5.7	134,690,008.35 (22.08%)	5.7	134,690,008.35 (22.08%)
Class B-2	100	Spot	5.5	71,298,048.67 (11.69%)	5.5	71,298,048.67 (11.69%)
Class B-2	50	Fwd	4.9	118,870,009.55 (19.49%)	4.9	118,870,009.55 (19.49%)
Class B-2	100	Fwd	4.9	64,154,754.99 (10.52%)	4.9	64,154,754.99 (10.52%)
Class B-2	50	Fwd + 200	3.7	93,468,144.68 (15.32%)	3.7	93,468,144.68 (15.32%)
Class B-2	100	Fwd + 200	3.8	50,681,093.94 (8.31%)	3.8	50,681,093.94 (8.31%)

DERIVED INFORMATION [01/24/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2005-1

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
Triggers	No Stepdown
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions
(CDR increment is 0.1%)

Class	PPC	CDR	Libor	Collateral Cum Loss (%)
Class M-3	75%	11.5	Fwd	172,528,909.31 (28.28%)
Class M-3	100%	13.5	Fwd	154,633,432.89 (25.35%)
Class M-3	125%	15.7	Fwd	142,864,004.88 (23.42%)
Class M-3	75%	10.6	Fwd + 100	161,995,485.42 (26.56%)
Class M-3	100%	12.6	Fwd + 100	146,236,355.75 (23.97%)
Class M-3	125%	14.9	Fwd + 100	136,732,986.99 (22.42%)
Class M-3	75%	9.7	Fwd + 200	151,059,033.65 (24.76%)
Class M-3	100%	11.8	Fwd + 200	138,584,135.53 (22.72%)
Class M-3	125%	14	Fwd + 200	129,711,731.98 (21.26%)
Class M-3	75%	8.7	Fwd + 300	138,406,371.14 (22.69%)
Class M-3	100%	10.9	Fwd + 300	129,755,160.99 (21.27%)
Class M-3	125%	13.1	Fwd + 300	122,555,358.53 (20.09%)

DERIVED INFORMATION [01/25/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2005-1

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
Triggers	No Stepdown
Optional Redemption	To Maturity

DF Curve	
Per	Value (CPR)
1	0.00
2	5.45
3	10.91
4	16.36
5	21.82
6	27.27
7	32.73
8	38.18
9	43.64
10	49.09
11	54.55
12	60.00
...	60.00

The BreakEven CDR for a class is the maximum CDR such that the class will NOT take a writedown at the corresponding scenario assumptions

Class	CDR	DF Curve Factor (%)	Libor	Collateral Cum Loss (%)
Class M-9	7.4	100%	Fwd	51,986,064.07 (8.52%)

DERIVED INFORMATION [01/25/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Assumptions: To Maturity, 6.4 CDR (BECDR M8 (FAILS)), Fwd Libor (0% shock for 6mo, 1% shock thereafter), FFTW provided CPR Ramp

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	2.500000	6.808%	61	4.552598	4.533%
2	2.528019	6.544%	62	4.746426	4.289%
3	2.753807	6.440%	63	5.031981	4.253%
4	2.897739	6.243%	64	4.770526	4.278%
5	2.875213	6.357%	65	4.784709	4.322%
6	3.231941	5.983%	66	4.980116	4.219%
7	3.127384	6.073%	67	4.626532	4.310%
8	3.361484	5.963%	68	4.823865	4.300%
9	3.889361	5.423%	69	5.114664	4.197%
10	3.405237	5.898%	70	4.850326	4.287%
11	3.735823	5.521%	71	4.866056	4.252%
12	3.507404	5.690%	72	5.065848	4.222%
13	3.734116	5.803%	73	4.708875	4.341%
14	3.833980	5.400%	74	4.910965	4.250%
15	4.078238	5.302%	75	5.207645	4.243%
16	3.873143	5.337%	76	4.941086	4.253%
17	3.883524	5.417%	77	4.958355	4.262%
18	3.925930	5.262%	78	5.161962	4.254%
19	3.853601	5.300%	79	4.800855	4.257%
20	3.895204	5.352%	80	5.006276	4.253%
21	4.250514	4.960%	81	5.307542	4.249%
22	3.791323	5.384%	82	5.038000	4.244%
23	3.924605	5.164%	83	5.056226	4.240%
24	3.985249	5.098%	84	5.263342	4.235%
25	3.938458	5.410%	85	4.898326	4.231%
26	4.019076	5.029%	86	5.107225	4.226%
27	4.300876	4.910%	87	5.557545	3.721%
28	4.100394	4.924%	88	4.992303	3.717%
29	4.139773	4.975%	89	5.153225	3.712%
30	4.215304	4.812%	90	5.213433	3.707%
31	4.167592	4.836%	91	5.128745	3.703%
32	4.238938	4.877%	92	5.188053	3.698%
33	4.513501	4.581%	93	5.489453	3.695%
34	4.289009	4.823%	94	5.203678	3.691%
35	4.435725	4.616%	95	5.211560	3.687%
36	4.240323	4.735%	96	5.264299	3.682%
37	4.293697	4.882%	97	5.170127	3.678%
38	4.342795	4.648%	98	5.221754	3.674%
39	4.603071	4.576%	99	5.519604	3.669%
40	4.355163	4.620%	100	5.225218	3.665%
41	4.364037	4.697%	101	5.379041	3.660%
42	4.414359	4.564%	102	5.132326	3.655%
43	4.338952	4.597%	103	5.186892	3.650%
44	4.521189	4.573%	104	5.241338	3.645%
45	4.537840	4.462%	105	5.545035	3.641%
46	4.420545	4.604%	106	5.250523	3.637%
47	4.439137	4.496%	107	5.258277	3.632%
48	4.501415	4.452%	108	5.313955	3.628%
49	4.437042	4.721%	109	5.221867	3.623%
50	4.505807	4.428%	110	5.280546	3.618%
51	4.794360	4.365%	111	5.590832	3.614%
52	4.553415	4.396%	112	5.297122	3.609%
53	4.577839	4.457%	113	5.460703	3.603%
54	4.776586	4.286%	114	5.216079	3.598%
55	4.442817	4.432%	115	5.278730	3.593%
56	4.640981	4.412%	116	5.341341	3.587%
57	4.928550	4.218%	117	5.657952	3.581%
58	4.676820	4.387%	118	5.365182	3.575%
59	4.694803	4.310%	119	5.380470	3.569%
60	4.889723	4.236%	120	5.444634	3.563%

DERIVED INFORMATION [01/25/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2005-1 M-6

Assumptions: 100 PPC (Base Case), Trigger Fail, To Maturity, Servicer Advance, Par Price

NO PREPAY STRESS

	Min 0		
Fwd LIBOR/Swap Shift	**-200 bp**	**0 bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 100% Recovery Delay: 6 months			
% Cum Collat Loss Yield Break	131,737,774.56 (21.60%)	117,603,846.55 (19.28%)	103,923,926.82 (17.04%)
***CDR - Yield Break**	11.1	9.7	8.4
% Cum Collat Loss - 1st $ Principal Loss	125,753,869.90 (20.62%)	112,407,557.62 (18.43%)	98,512,596.12 (16.15%)
****CDR - 1st $ Principal Loss**	10.5	9.2	7.9

PREPAY STRESS

	Min 0		
Fwd LIBOR/Swap Shift	**-200 bp**	**0 bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 100% Recovery Delay: 6 months			
% Cum Collat Loss Yield Break	85,156,395.83 (13.96%)	117,603,846.55 (19.28%)	144,157,996.11 (23.63%)
***CDR - Yield Break**	16.1	9.7	6.2
% Cum Collat Loss - 1st $ Principal Loss	82,161,376.48 (13.47%)	112,407,557.62 (18.43%)	136,608,725.39 (22.39%)
****CDR - 1st $ Principal Loss**	15.5	9.2	5.8
Loss Severity: 100% Recovery Delay: 6 months. NO ADVANCE			
% Cum Collat Loss Yield Break	80,517,323.41 (13.20%)	111,944,786.06 (18.35%)	137,542,201.31 (22.55%)
***CDR - Yield Break**	15.1	9.1	5.8
% Cum Collat Loss - 1st $ Principal Loss	77,993,749.62 (12.79%)	106,624,563.66 (17.48%)	131,713,108.58 (21.59%)
****CDR - 1st $ Principal Loss**	14.6	8.6	5.5

***Any lower CDR (by 0.1 increments) will result in a postive yield**

****Any lower CDR (by 0.1 increments) will not take a principal loss**

DERIVED INFORMATION [01/25/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.